UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ZETA GLOBAL HOLDINGS CORP.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

98956A105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956A105

1.	Names of Reporting Persons GPI Capital Gemini HoldCo LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,361,770
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,361,770
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,361,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956A105

1.	Names of Reporting Persons GPI GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,361,770
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,361,770
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,361,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 98956A105

1.	Names of Reporting Persons GPI GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,361,770
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,361,770
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,361,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 98956A105

1.	Names of Reporting Persons GPI Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 5,361,770
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,361,770
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,361,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956A105

1.	Names of Reporting Persons William T. Royan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 60,933
	6.	Shared Voting Power 5,361,770
	7.	Sole Dispositive Power 60,933
	8.	Shared Dispositive Power 5,361,770
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,422,703
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.6%(1)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98956A105

1.	Names of Reporting Persons Khai Ha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,361,770
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,361,770
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,361,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98956A105

1.	Names of Reporting Persons Aleksander Migon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,361,770
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,361,770
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,361,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated pursuant to Rule 13d-3. See Item 4

Item 1(a).	Name of Issuer

Zeta Global Holdings Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3 Park Ave, 33rd Floor

New York, NY 10016

Item 2(a).	Names of Persons Filing

This Schedule 13G is jointly filed by and on behalf of each of the following:

(i)	GPI Capital Gemini HoldCo LP;
(ii)	GPI GP LP;
(iii)	GPI GP Limited;
(iv)	GPI Capital, LLC;
(v)	William T. Royan;
(vi)	Khai Ha; and
(vii)	Aleksander Migon (collectively, the “Reporting Persons”).

GPI GP LP is the general partner of GPI Capital Gemini HoldCo LP. GPI GP Limited is the general partner of GPI GP LP. GPI Capital, LLC is the sole member of GPI GP Limited. Messrs. Royan, Ha and Migon were the members of the Investment Committee of GPI Capital, LLC as of the date hereof. Mr. Royan is a member of the Issuer’s board of directors.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business office for the Reporting Persons is:

1345 Avenue of the Americas, 32nd Floor

New York, NY 10105

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.001 par value per share (“Class A Common Stock”).

Item 2(e).	CUSIP Number

98956A105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages for each Reporting Person under this Schedule 13G are incorporated herein by reference for each such Reporting Person.

The ownership percentages are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 212,558,038 shares of Class A Common Stock outstanding as of November 6, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 12, 2024.

As of November 14, 2024, GPI Capital Gemini HoldCo LP directly held and may have been deemed to be the beneficial owner of, and have voting and dispositive power over, 5,361,770 shares of Class A Common Stock, which represents 2.5% of the total number of shares of Class A Common Stock outstanding.

Each of GPI GP Limited (as the general partner of GPI GP LP) and GPI GP LP (as the general partner of GPI Capital Gemini HoldCo LP) may be deemed to be the beneficial owner of, and have voting and dispositive power over the shares of Class A Common Stock owned by GPI Capital Gemini HoldCo LP, but each disclaims beneficial ownership of such shares of Class A Common Stock.

Each of GPI Capital, LLC (as the sole member of GPI GP Limited), and each of William T. Royan, Khai Ha and Aleksander Migon (as the members of the Investment Committee of GPI Capital, LLC) may as of November 14, 2024 be deemed to be the beneficial owner of, and have voting and dispositive power over the shares of Class A Common Stock owned by GPI Capital Gemini HoldCo LP of an aggregate of 5,361,770 shares of Class A Common Stock, representing 2.5% of the total shares of Class A Common Stock issued and outstanding as of such time, but each disclaims beneficial ownership of such shares of Class A Common Stock.

On July 1, 2024, 8,241 shares of restricted Class A Common Stock were issued to Mr. William T. Royan pursuant to the Issuer’s non-employee director compensation program, which provides for an annual grant of restricted stock as compensation for service on the board of directors.

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 hereto, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

The filing of this Schedule 13G shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	GPI CAPITAL GEMINI HOLDCO LP
	By:	GPI GP LP, its general partner
	By:	GPI GP Limited, its general partner
	By:	GPI Capital, LLC, its sole member

		By:	/s/ Khai Ha
		Name:	Khai Ha
		Title:	Authorized Signatory

GPI GP LP
	By:	By GPI GP Limited, its general partner
	By:	GPI Capital, LLC, its sole member

		By:	/s/ Khai Ha
		Name:	Khai Ha
		Title:	Authorized Signatory

GPI GP LIMITED
	By:	GPI Capital, LLC, its sole member

		By:	/s/ Khai Ha
		Name:	Khai Ha
		Title:	Authorized Signatory

GPI CAPITAL, LLC

		By:	/s/ Khai Ha
		Name:	Khai Ha
		Title:	Authorized Signatory

WILLIAM T. ROYAN

/s/ William T. Royan

William T. Royan

KHAI HA

/s/ Khai Ha

Khai Ha

ALEKSANDER MIGON

/s/ Aleksander Migon

Aleksander Migon

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among the Reporting Persons (filed herewith).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, $0.001 par value per share, of Zeta Global Holdings Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

Date: February 14, 2022	GPI CAPITAL GEMINI HOLDCO LP
	By:	GPI GP LP, its general partner
	By:	GPI GP Limited, its general partner
	By:	GPI Capital, LLC, its sole member

		By:	/s/ Mateo Goldman
		Name:	Mateo Goldman
		Title:	Authorized Signatory

GPI CAPITAL, L.P.
	By:	GPI Capital, LLC, its general partner

		By:	/s/ Mateo Goldman
		Name:	Mateo Goldman
		Title:	Authorized Signatory

GPI GP LP
	By:	By GPI GP Limited, its general partner
	By:	GPI Capital, LLC, its sole member

		By:	/s/ Mateo Goldman
		Name:	Mateo Goldman
		Title:	Authorized Signatory

GPI GP LIMITED
	By:	GPI Capital, LLC, its sole member

		By:	/s/ Mateo Goldman
		Name:	Mateo Goldman
		Title:	Authorized Signatory

GPI CAPITAL, LLC

By:	/s/Mateo Goldman
Name:	Mateo Goldman
Title:	Authorized Signatory

WILLIAM T. ROYAN

/s/ William T. Royan

William T. Royan

KHAI HA

/s/ Khai Ha

Khai Ha

ALEKSANDER MIGON

/s/ Aleksander Migon

Aleksander Migon